Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	6
RESOURCE AND EXPLORATION UPDATE	13
SUMMARY OF QUARTERLY RESULTS	15
RESULTS OF OPERATIONS	17
OUTLOOK	24
NON-IFRS MEASURES	24
LIQUIDITY AND CAPITAL RESOURCES	30
TRANSACTIONS WITH RELATED PARTIES	32
CRITICAL ACCOUNTING ESTIMATES	32
CHANGES IN ACCOUNTING POLICIES	34
FINANCIAL INSTRUMENTS	34
SECURITIES OUTSTANDING	35
QUALIFIED PERSON	35
INTERNAL CONTROLS OVER FINANCIAL REPORTING	35
DISCLOSURE CONTROLS AND PROCEDURES	35
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	36
CAUTIONARY NOTE TO U.S. INVESTORS	38

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine month periods ended September 30, 2014 and the notes related therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2013, the related annual MD&A, and the most recent Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at November 4, 2014, unless otherwise indicated.  All dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per silver payable ounce, EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items, all-in cost per silver payable ounce (“AIC”) and all-in sustaining cost per silver payable ounce (“AISC”).  These are considered non-IFRS measures.  Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited (“Great Panther” or the “Company”) is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Topia Mine and the Guanajuato Mine Complex (the “GMC”).  The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, and the newly commissioned San Ignacio satellite mine.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V., a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V.  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the GMC, respectively, through service agreements with MMR.

The GMC produces silver and gold at the Guanajuato mine and Cata processing plant located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City.  The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc.  The GMC and Topia Mine each have their own processing facility with capacity to support future expansion.

The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 100 kilometres by road northwest of Guanajuato.

Additional information on the Company, including its AIF, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or on the Company’s website at http://www.greatpanther.com.

OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s except ounces, amounts per share and per ounce)	Q3 2014	Q3 2013	% change	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% change
OPERATING
Tonnes milled (excluding custom milling)	89,030	76,898	16%	242,625	214,007	13%
Silver equivalent ounces produced1	890,641	789,250	13%	2,276,784	2,076,963	10%
Silver ounce production	565,965	459,924	23%	1,356,634	1,226,278	11%
Gold ounce production	4,200	4,695	-11%	11,639	11,833	-2%
Silver payable ounces	461,249	369,672	25%	1,194,839	1,116,333	7%
Cash cost per silver payable ounce (USD)2	$10.91	$9.89	10%	$12.90	$15.55	-17%
AISC per silver payable ounce(USD)2	$19.95	$24.01	-17%	$22.73	$31.05	-27%
AIC per silver payable ounce (USD)2	$20.29	$24.48	-17%	$24.04	$32.01	-25%
FINANCIAL
Revenue	$12,801	$14,313	-11%	$40,146	$38,117	5%
Gross profit before non-cash items2	$2,918	$5,533	-47%	$8,616	$8,412	2%
Gross profit (loss)	$(1,521)	$2,645	-158%	$(3,468)	$(885)	292%
Net loss	$(970)	$(1,523)	-36%	$(6,066)	$(5,369)	13%
Adjusted EBITDA2	$1,267	$3,865	-67%	$935	$1,063	-12%
Operating cash flows before changes in NCWC	$2,133	$3,892	-45%	$2,424	$562	331%
Cash at end of period	$20,369	$23,724	-14%	$20,369	$23,724	-14%
Working capital at end of period	$35,287	$35,904	-2%	$35,287	$35,904	-2%
Average realized silver price (USD)3	$18.85	$21.70	-13%	$19.56	$24.33	-20%
PER SHARE AMOUNTS
Loss per share – basic	$(0.01)	$(0.01)	0%	$(0.04)	$(0.04)	0%
Loss per share – diluted	$(0.01)	$(0.01)	0%	$(0.04)	$(0.04)	0%

Highlights of third quarter 2014 compared to third quarter 2013 (unless otherwise noted):

•	Achieved record metal production of 890,641 silver equivalent ounces (“Ag eq oz”), a 13% increase, including 103,897 Ag eq oz from San Ignacio;

•	Silver production increased 23% to a record 565,965 silver ounces;

•	Gold production decreased 11% to 4,200 gold ounces;

•
Throughput totalled 90,882 tonnes (including 1,852 tonnes of milling for a third party), a quarterly record and 15% increase.  The production ramp-up at San Ignacio after initiating commercial production in June was the primary contributor of growth during the third quarter;

1 Silver equivalent ounces are referred to throughout this document. For 2014, Aq eq oz have been established using prices of US $18.50 per oz, US $1,110 per oz (60:1 ratio), US $0.90 per lb, and US $0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the GMC and Topia operations.
2 The Company has included the non-IFRS performance measures cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
3 Average Realized Silver prices prior to Smelting and Refining Charges.

•	Consolidated cash cost per silver payable ounce (“cash cost”) increased 10% to US $10.91;

•
Cash cost per silver payable ounce was US $9.13 for the GMC, an increase of 133%, and US $15.82 at Topia, a decrease of 12%.  The increase at GMC is mainly attributed to lower gold production and lower gold prices which reduced by-product credits;

•	All-in sustaining cost (“AISC”) and All-in cost (“AIC”) per silver payable ounce both decreased 17%, to US $19.95 and US $20.29, respectively;

•	Revenues totalled $12.8 million, a decrease of 11% which is reflective of the significantly lower average metal prices;

•	Net loss was $1.0 million, compared to net loss of $1.5 million;

•	Adjusted EBITDA was $1.3 million compared to $3.9 million;

•	Cash and cash equivalents were $20.4 million compared to $21.8 million at December 31, 2013; and;

•	Net working capital decreased to $35.3 million from $38.2 million at December 31, 2013.

SIGNIFICANT EVENTS

The Company reported on November 3, 2014 the occurrence of a fatal accident at its Topia on the morning of November 1st, 2014.  A contract miner was struck by falling rock that came dislodged while working in a raise at the Hormiguera underground mine, one of 10 independent mines comprising the Company’s Topia Mine District.  All underground activities at Hormiguera were immediately suspended and secured.  Appropriate governmental authorities have been contacted and a formal investigation is under way.  As of the date of this MD&A, the accident area remains closed, however operations in other areas of the Topia Mine have not been affected.  Once the investigations are complete, the Company will implement any additional safety procedures recommended to prevent such an accident from recurring at any of its operations.

On October 30, 2014, Great Panther announced high grade gold and silver intercepts from the first six holes in the latest surface diamond drilling program at its San Ignacio satellite mine.  Results are highlighted by a 7.45 metre (5.26 metre true width) intersection of 1,133g/t silver and 6.86g/t gold in hole ESI14-120.  This zone contained a 0.5 metre section of mineralization that assayed 11,951g/t silver and 48.2g/t gold, the highest assays ever received from the San Ignacio property.

On August 18, 2014, the Company announced the appointment of Ali Soltani as the Company’s new Chief Operating Officer.  Mr. Soltani has more than 30 years of mining experience and previously served as Vice President of Global Technical Services at Newmont Mining Corporation, and as Group Executive with overall responsibility for Newmont’s South American operations.  Mr. Soltani has a master's degree in Mining Engineering from the South Dakota School of Mines and Technology and speaks Spanish.

On October 15, 2014, the Company filed a final short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System.  These filings will allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $80 million (Canadian dollars) in Canada and the United States over a 25-month period from the date of filing.  Great Panther filed this final base shelf prospectus to maintain financial flexibility, and the maximum amount that could potentially be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. Any amount of a future financing (if any) will depend upon future developments which are not ascertainable at this time.

MINING OPERATIONS

Consolidated operations

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes milled	89,030	80,964	72,631	69,601	76,898	67,569	69,540	67,659
Custom milling (tonnes)	1,852	1,929	2,965	2,188	2,357	2,291	1,615	4,355
Total tonnes milled	90,882	82,893	75,596	71,789	79,255	69,860	71,155	72,014
Production
Silver (ounces)	565,965	420,001	370,668	484,937	459,924	396,730	369,624	453,934
Gold (ounces)	4,200	3,773	3,665	3,881	4,695	3,994	3,144	2,826
Lead (tonnes)	259	302	308	286	300	243	286	289
Zinc (tonnes)	443	395	431	402	411	411	449	446
Silver equivalent ounces	890,641	718,794	667,349	763,881	789,250	680,212	607,501	672,690
Silver payable ounces	461,249	381,302	352,287	508,801	369,672	406,787	339,874	446,077

Cash cost (USD)	$10.91	$14.85	$13.40	$8.85	$9.89	$18.14	$18.60	$14.58
AISC (USD)	$19.95	$24.73	$24.21	$15.77	$24.01	$32.42	$36.84	-
AIC (USD)	$20.29	$25.26	$27.62	$17.40	$24.48	$34.20	$37.59	-

Processed ore for the third quarter of 2014 was a record 90,882 tonnes, an increase of 15% compared to the third quarter of 2013, and a 10% increase compared to the second quarter of 2014.  This included 1,852 tonnes processed for third parties at the Company’s Topia facility.  The increase in throughput is mainly due to the ramp up of production at San Ignacio during the third quarter.  San Ignacio contributed 14,160 tonnes of ore in the third quarter compared to 12,880 in the prior quarter, an increase of 1,280 tonnes.  There was no mining from San Ignacio in 2013 as development of San Ignacio only commenced late in that year.

Overall metal production for the third quarter of 2014 was 890,641 Ag eq oz, an increase of 13% compared to the third quarter in 2013 and an increase of 24% from the second quarter of 2014.  Metal production compared to the third quarter of 2013 increased primarily due to the ramp up in production from San Ignacio.  This was also a factor in the increase in metal production compared to the second quarter of 2014 along with a 34% increase in average silver grades at the GMC quarter-over-quarter.

Cash cost per silver payable ounce (“cash cost”) of US $10.91 for the third quarter of 2014 increased from US $9.89 in the third quarter of 2013.  While Topia saw a 12% reduction in cash cost, this was more than offset by a 133% increase in cash cost at the GMC primarily due to lower by-product credits as a result of a decrease in gold production and gold prices.

Cash cost for the third quarter of 2014 decreased 27% compared to US $14.85 in the second quarter of 2014 due to the decrease in cash cost at the GMC, which is primarily attributed to increased grades.  The positive impact of improved grades was partially offset by lower by-product credit revenues as a result of lower average realized metal prices.

All-in sustaining cost per silver payable ounce (“AISC”) for the third quarter of 2014 decreased to US $19.95 from US $24.01 in the third quarter of 2013.  This reduction is primarily due to the favourable impact of a 25% increase in silver payable ounces compared with the third quarter of 2013 which reduced sustaining capital expenditures and general and administrative (“G&A”) expenses on a per payable ounce basis.

AISC decreased from US $24.73 in the second quarter of 2014 due to the favourable impact of a 21% increase in silver payable ounces which reduced G&A expenditures and sustaining capital expenditures on a per silver payable ounce basis.

All-in cost per silver payable ounce (“AIC”) for the third quarter of 2014 decreased to US $20.29 from US $24.48 in the third quarter of 2013, as a result of the same factors which reduced AISC.

AIC decreased from US $25.26 in the second quarter of 2014 primarily due to the decrease in cash cost which more than offset increases in total E&E costs and capital expenditures.

Guanajuato Mine Complex

GMC tonnes processed in the third quarter of 2014 increased 19% over the third quarter of 2013, and increased 13% over the second quarter of 2014.  The increase in throughput is primarily attributed to the ramp up in production from the newly commissioned San Ignacio satellite mine that commenced commercial production in the second quarter of 2014.  GMC production included 14,160 tonnes of ore from San Ignacio, up from 12,880 in the second quarter of 2014.

Guanajuato Mine Complex production and cash cost data (including San Ignacio)

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Tonnes milled	72,047	63,646	55,280	55,547	60,536	52,917	52,545	50,550
Production
Silver (ounces)	391,979	251,687	199,059	330,949	289,671	236,454	222,906	298,750
Gold (ounces)	4,076	3,648	3,498	3,750	4,531	3,841	2,942	2,656
Silver equivalent ounces	636,556	470,589	408,942	555,933	561,544	466,925	399,417	458,092
Silver payable ounces	338,689	235,409	202,420	352,238	212,317	259,770	201,770	316,275
Average ore grade
Silver (g/t)	186	139	128	202	166	159	148	206
Gold (g/t)	1.92	1.99	2.19	2.26	2.54	2.47	1.93	1.80
Metal recoveries
Silver	90.9%	88.4%	87.3%	91.7%	89.4%	87.2%	89.2%	89.2%
Gold	91.6%	89.4%	90.1%	92.9%	91.8%	91.5%	90.3%	90.9%
Concentrate grades
Silver (g/t)	10,311	9,206	9,081	11,216	9,028	10,257	10,284	9,912
Gold (g/t)	107	133	160	127	141	167	136	88
Cash cost per silver payable ounce (USD)	$9.13	$14.29	$12.06	$5.34	$3.92	$17.26	$17.29	$10.66
AISC (USD)	$18.63	$26.07	$25.90	$13.09	$23.89	$35.20	$41.61	-
AIC (USD)	$19.09	$26.93	$31.83	$15.45	$24.70	$37.68	$42.87	-

Metal production of 636,556 Ag eq oz for the third quarter of 2014 increased 13% from 561,544 produced in the third quarter of 2013.  Metal production from San Ignacio totaled 103,897 Ag eq oz in the third quarter, whereas metal production from the main Guanajuato zones declined 29,000 Ag eq oz, primarily a result of lower gold grades.  Silver grades at the GMC improved with realized Ag grades of 186g/t in the third quarter of 2014 compared with 166g/t in the third quarter of 2013.

Metal production increased 35% over second quarter of 2014 in terms of Ag eq oz.  Silver production increased 56% due to the addition of mill feed from San Ignacio coupled with a 34% increase in overall silver grades at the GMC.  Production from higher silver grade zones increased during the third quarter of 2014 as a reduction in illegal mining activities seen in the first half of 2014 allowed for the resumption of normal activities in these areas.  Despite a decline in overall gold grades as a result of grade variability in the Santa Margarita zone, gold production increased 12% due to the increased throughput for the reasons noted above.

Average ore grades for the third quarter of 2014 were 186g/t Ag and 1.92g/t Au compared to 166g/t Ag and 2.54g/t Au for the third quarter of 2013.  The decrease in the gold grade was due to an increase in production from the Cata zone which is characterized by higher silver grades and lower gold grades, and a reduction of production from the Santa Margarita zone which features higher gold grades.

Compared to the second quarter of 2014, average silver grades increased from 139g/t and average gold grades decreased from 1.99g/t Au as result of increased production from high silver grade zones and better controls to reduce dilution.  The decrease in gold grades is for the reasons noted above.  Silver grades increased during the third quarter of 2014 due to significantly improved grades at Guanajuatito and a modest improvement at San Ignacio.

Silver recoveries at the GMC were up slightly when compared to the same quarter in 2013, at 90.9%, partly due to higher silver grades in the third quarter of 2014.  Gold recoveries were down slightly at 91.6%.  Silver recoveries improved over the second quarter of 2014 due to significantly higher silver grades in the third quarter of 2014.  Gold recoveries also improved over the second quarter of 2014.

Cash cost for the third quarter of 2014 increased to US $9.13 from US $3.92 in the third quarter of 2013 primarily due to lower by-product credits as a result of a decrease in gold production and gold prices.  Gold production decreased 10% and average realized gold prices decreased 7% compared to the third quarter of 2013.  Cash cost and the associated by-product credits are computed based on sales during the period (rather than production) and, as such, the amount of the credit may not directly correlate to the production reported for the period.

Cash cost decreased from US $14.29 in the second quarter of 2014 due to a 34% increase in average silver grades during the third quarter which contributed to a 44% increase in silver payable ounces.  This was partially offset by lower by-product credits primarily as a result of the decrease in the average realized gold price.

All-in sustaining cost per silver payable ounce (“AISC”) for the third quarter of 2014 decreased to US $18.63 from US $23.89 in the third quarter of 2013 primarily due to the favourable impact of a 60% increase in silver payable ounces which reduced sustaining E&E expenditures, sustaining capital expenditures and G&A expenses on a per payable silver ounce basis.

AISC decreased 29% compared to US $26.07 in the second quarter of 2014 primarily due to the decrease in cash cost and the impact of increases in silver ounces payable which reduced sustaining capital expenditures and G&A costs on a per payable ounce basis.

All-in cost per silver payable ounce (“AIC”) for the third quarter of 2014 decreased to US $19.09 from US $24.70 in the third quarter of 2013 primarily as a result of the decreases noted in AISC.

AIC decreased from US $26.93 in the second quarter of 2014 primarily due to the same reasons noted in AISC.

GMC Development

A total of 1,622 metres of underground development was completed during the third quarter of 2014, for a total of 5,915 metres for the nine months ended September 30, 2014.  Mine development for the quarter was focused on the Cata and Santa Margarita zones at the Guanajuato Mine and at San Ignacio, and was lower than the second quarter of 2014 as production increased from stopes with existing infrastructure in place.  An exploration drilling station was completed at the 540 level at Cata to further define the resource as part of an extension drilling program.  In addition, a new exploration ramp was initiated from the 475 metre level at Santa Margarita to access the upper part of the San Cayetano resource.

Topia Mine

Mill throughput for Topia in the third quarter of 2014 was 18,835 tonnes which included 1,852 tonnes milled for third parties.  Milling for third parties decreased over the third quarter of 2013 and the second quarter of 2014.  Excluding custom milling activities, Topia’s processing increased 4% over the third quarter of 2013, and decreased 2% compared with the second quarter of 2014.

Topia Mine production and cash cost data

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Tonnes milled	16,983	17,319	17,351	14,054	16,362	14,652	16,995	17,109
Custom milling (tonnes)	1,852	1,929	2,965	2,188	2,357	2,291	1,615	4,355
Total tonnes milled	18,835	19,248	20,316	16,242	18,719	16,943	18,610	21,464
Production
Silver (ounces)	173,986	168,314	171,609	153,988	170,254	160,276	146,718	155,185
Gold (ounces)	124	125	168	131	164	154	202	171
Lead (tonnes)	259	302	308	286	300	243	286	289
Zinc (tonnes)	443	395	431	402	411	411	449	446
Silver equivalent ounces	254,085	248,205	258,407	207,948	227,706	213,287	208,084	214,598
Silver payable ounces	122,560	145,893	149,868	156,563	157,355	147,017	138,104	129,802
Average ore grade
Silver (g/t)	352	336	344	376	358	376	300	319
Gold (g/t)	0.41	0.40	0.56	0.49	0.55	0.57	0.65	0.57
Lead (%)	1.62	1.84	1.90	2.17	1.96	1.79	1.81	1.86
Zinc (%)	2.83	2.49	2.70	3.07	2.73	3.05	2.94	2.87
Metal recoveries
Silver	90.5%	89.8%	89.4%	90.6%	90.4%	90.6%	89.4%	88.4%
Gold	55.3%	56.1%	53.8%	58.6%	56.4%	57.0%	56.6%	54.1%
Lead	94.4%	94.7%	93.4%	93.8%	93.5%	92.5%	93.2%	91.0%
Zinc	92.1%	91.6%	91.9%	93.2%	91.8%	91.9%	89.7%	90.7%
Concentrate grades
Lead
Silver (g/t)	10,024	9,083	8,730	8,031	9,337	8,936	7,431	7,493
Gold (g/t)	6.29	5.77	7.39	5.98	7.61	8.93	9.15	7.19
Lead (%)	50.69	55.05	52.94	50.20	55.08	52.24	49.64	48.69
Zinc (%)	12.13	9.46	9.77	11.60	8.97	9.64	10.21	11.48
Zinc
Silver (g/t)	570	601	558	519	516	517	582	779
Gold (g/t)	1.01	1.24	1.42	1.16	1.56	1.45	1.58	1.65
Lead (%)	0.86	1.26	1.28	1.21	1.32	0.89	1.54	1.77
Zinc (%)	53.76	52.99	51.26	52.11	52.39	50.45	50.05	50.66
Cash cost per silver payable ounce (USD)	$15.82	$15.76	$15.19	$16.76	$17.95	$19.67	$20.52	$24.15
AISC (USD)	$23.62	$22.57	$21.92	$21.78	$24.18	$28.03	$29.87	-
AIC (USD)	$23.62	$22.57	$21.92	$21.78	$24.18	$28.03	$29.87	-

In the third quarter of 2014, metal production increased 12% to 254,085 silver equivalent ounces compared to the third quarter of 2013 and increased 2% from the second quarter of 2014.  The improvement in metal production compared with the third quarter of 2013 is primarily due to the increased throughput noted above which more than offset the modest declines in silver grade.  The increase in metal production compared to the second quarter of 2014 was due to an improvement in ore grades.

Ore processed at Topia came primarily from the Argentina, Durangueno, 15-22 and Hormiguera mines, which accounted for approximately 63% of throughput.  The improvement in ore grades over the second quarter of 2013 can be attributed to the increase of high-grade production, particularly from the Argentina, Durangueno, Hormiguera and San Miguel mines.

Metal recoveries were relatively stable when compared to the same quarter in 2013, at 90.5% for silver, 55.3% for gold, 94.4% for lead and 92.1% for zinc.  Compared to the second quarter of 2014 recoveries were consistent, however gold saw a slight decrease due to lower gold head grades.

Cash cost per silver payable ounce for Topia decreased to US $15.82 in the third quarter of 2014 from US $17.95 in the third quarter of 2013 due to lower smelting and refining charges, higher by-product credits on a unit basis, and more favourable foreign exchange rates.

Cash cost per silver payable ounce of US $15.76 in the second quarter of 2014 remained relatively stable compared to the third quarter of 2014.

All-in sustaining cost (“AISC”) and All-in cost (“AIC”) for the third quarter of 2014 decreased to US $23.62 per silver payable ounce from US $24.18 in the third quarter of 2013 due to the decrease in cash cost and lower E&E costs.  These factors were partly offset by  an increase in capital expenditures and the impact of a 22% reduction in silver payable ounces which increased sustaining capital expenditures, G&A and sustaining E&E on a per payable ounce basis.  The decrease in payable ounces was due to an increase in concentrate inventories at Topia as a result of the timing of shipments.  There were no non-sustaining expenditures related to the Topia mine in the third quarter of 2013 and therefore there is no difference in AISC and AIC for the period.

AIC and AISC increased slightly compared to US $22.57 in the second quarter of 2014 primarily due to a reduction in silver payable ounces.

Topia Development

In the third quarter of 2014, underground development at Topia totalled 2,564 metres, an increase of 43% compared to the same period in 2013 and a 5% decrease against the second quarter of 2014, respectively.  The increase was the result of preparing new production levels and stopes at certain mines with the intention of increasing production at those mines.  Development was principally focused on the 15-22 mine, and to a lesser extent at the Argentina, San Gregorio, and La Prieta mines.  Underground development for the nine months ended September 30, 2014 totaled 7,260 metres.

RESOURCE AND EXPLORATION UPDATE

Topia Mine

The latest mineral resource estimate for Topia is valid as of November 30, 2013 (refer to the technical report entitled NI43-101 Report on the Topia Mine Mineral Resource Estimation, dated May 9, 2014 filed on SEDAR on October 1, 2014).

Areas of focus for the 2014 underground drill program include the various veins located at the Recompensa, Argentina, El Rosario, Durangueno, and 15-22 mines.  Third quarter underground drilling totalled 496 metres and was all incurred at the 15-22 mine.  Year to date there has been 1,533 metres of underground drilling completed.

Work on an updated mineral resource estimate for Topia will commence in the fourth quarter of 2014 and an update is expected in the first quarter of 2015.

Guanajuato Mine Complex (the “GMC”)

The latest report for the GMC was effective July 31, 2013 (refer to the technical report entitled NI43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, dated August 16, 2014 filed on SEDAR on October 1, 2014).  This report compiled previous mineral resource estimates into one report including the estimate for the San Ignacio Mine (Waldegger, M. & Brown, R., effective date April 6, 2014), Guanajuato Mine (Brown, R. & Sprigg, L., effective date July 31, 2013), and El Horcon project (Brown, R., effective date August 31, 2013).  No mineral reserve estimates were completed in this report.  Mineral reserves were estimated for Guanajuato Mine (Rennie and Bergen, 2011) in the Cata, Pozos, and Santa Margarita zones but they have been depleted.  The Company has not established reserves at the GMC due to the following reasons:

•	Geological complexity of the mineralized zones;
•	Establishment of Measured and Indicated resource estimates only with associated development/ mining in the mineralized zones; and
•	Associated costs of third-party mineral reserve estimation when the Company is already in production from said zones.
The Company expects to complete updated mineral resource estimates before the end of the first quarter of 2015.

The Company has made production decisions to enter into production at the GMC at both the Guanajuato Mine (2006) and the San Ignacio Mine (2013).  The Company has not based these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at the GMC or the costs of such recovery.  As the GMC does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of these operations.

The Company’s 2014 drill program of 11,000 metres at the Guanajuato Mine is expected to be completed in November.  Year to date there has been 10,190 metres of underground drilling completed at Guanajuatito, Valenciana, Cata, Santa Margarita, and Los Pozos.  Third quarter underground drilling totalled 4,266 metres, all at Santa Margarita.

A surface drill program of 3,500 metres for the San Ignacio mine commenced in the fourth quarter of 2014.  This program includes in-fill drilling deeper in the system, detailed drilling for 250 metres south along the Intermediate vein in an area of limited exploitation dating back to the 19th century, additional drilling on the Melladito and Nombre de Dios 1 and 2 veins in areas adjacent to the ramp development, and property-wide targeting.  The mineral resource estimates on all four veins will be updated in the first quarter of 2015, upon completion of the surface drill program.

GMC El Horcon Project

While the El Horcon mineral resource estimate is insufficient to make a production decision, the Company was encouraged by the tenor and continuity of the mineralization.  As the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization.  Baseline studies for an expanded exploration and development permit are underway.

For 2014, work at El Horcon has been limited to applying for the necessary government permits to allow further exploration and development.  The Company anticipates filing by the end of the fourth quarter 2014 and it is expected that approval could take an additional six months.

In late May, the Company completed agreements with the four surface title owners covering the area of drilling and potential development for access to the land.

As of the date of this MD&A, the Company had not fully secured mineral property titles (“concessions”) for approximately 5,610 of its 7,908 hectares related to the El Horcon Project.  Three of the Company’s mineral property title claims were cancelled due to what the Company believes was an administrative error on the part of the government agency which manages mineral property titles in Mexico.  The Company is in the process of having the concessions reinstated and has successfully reinstated one concession.  As it is believed that all three were cancelled due to the same error, the Company anticipates that the remaining two concessions may be reinstated in early 2015.  Neither the status of the mineral property claims, or the process to reinstate the claims has affected the Company’s exploration work to date as it has not involved the claims in question.  As the Company expects to be successful in reinstating the remaining two mineral property claims, no provision against the carrying value of the El Horcon Project has been recorded.

GMC Santa Rosa Project

A reassessment of the property and regional geology, involving geological mapping and sampling, commenced in April 2014 and was completed in September 2014.  This will allow a better understanding of the structural controls on mineralization before planning another drill program.

 SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Revenue	$12,801	$14,465	$12,880	$15,837	$14,313	$11,165	$12,639	$17,789
Cost of sales before non-cash items1	9,883	12,038	9,609	10,118	8,780	11,392	9,532	11,117
Gross profit (loss) before non-cash items1	2,918	2,427	3,271	5,719	5,533	(227)	3,107	6,672
Gross profit (loss)2	(1,521)	(1,529)	(418)	1,523	2,645	(3,842)	313	3,318
Net income (loss) for the period	(970)	(4,492)	(602)	(7,359)	(1,523)	(5,124)	1,276	(1,285)
Basic earnings (loss) per share	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)	0.01	(0.01)
Diluted earnings (loss) per share	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)	0.01	(0.01)
Adjusted EBITDA1	$1,267	$213	$(545)	$4,101	$3,865	$(3,323)	$521	$3,800

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements.  The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.

In the following discussion, quarterly results are discussed relative to the preceding quarter’s results.

In the third quarter of 2014, revenue decreased by 12% mainly due to a 5% decrease in the average realized silver price.  Net loss decreased primarily due to the relative change in foreign exchange gains/losses which improved $4.9 million, a decrease in G&A expenses of $0.4 million and the receipt of $0.5 million in insurance proceeds included in finance and other income.  These impacts were partially offset by a $0.3 million increase in E&E expenses and a $1.9 million reduction in income tax recovery.

In the second quarter of 2014, revenue increased due to an 18% increase in silver equivalent ounce metal sales.  Net loss increased significantly due to higher cost of sales in the period resulting in a $1.1 million increase to gross loss, and an increase in the foreign exchange loss, from a $3.8 million gain in the first quarter to a $2.8 million loss in the second quarter of 2014.  This was due primarily to the strengthening of the Canadian dollar against the Mexican peso, and was partially offset by a $1.1 million decrease in G&A and E&E expenses and a reduction related to the non-recurring costs incurred in the first quarter which related to costs associated with the illegal occupation of the Guanajuato plant and administration facilities.

In the first quarter of 2014, revenue decreased due to the decrease in metal production.  Net loss decreased significantly as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge.  Despite the improvement, net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profits due to lower metal prices, $1.2 million of San Ignacio development expenditures, and
$0.7 million in costs associated with the illegal occupation of the Guanajuato plant and administration facilities in March.

1	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
2	Also referred to as “Earnings from mining operations”.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices.  Net loss increased due primarily to the $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit.  These factors were partly offset by an increase in foreign exchange gains and decreases in G&A and E&E expenses.

Revenues increased in the third quarter of 2013 due to a sharp rise in silver and gold prices at the end of the quarter that resulted in a $0.9 million positive revaluation adjustment on shipments subject to final settlement.  (A $1.3-million negative revaluation adjustment was recorded in the previous quarter).  The decrease in net loss was primarily due to an increase in gross profit to $2.6 million and decreases in G&A and E&E expenses of $1.2 million, offset by a foreign exchange loss of $3.5 million.

In the second quarter of 2013, revenue decreased due to a sharp decline in average realized silver prices (US $21.58 per ounce compared to US $29.71 per ounce) and similar declines in the price of gold.  The net loss was predominantly the result of realizing a gross loss of $3.8 million due mainly to lower metal prices, and a $0.8 million increase in G&A and E&E expenses.

In the first quarter of 2013, the Company’s revenue decreased due to a decrease in metal sales on a silver equivalent ounce basis, primarily due to a significant shipment being in transit at the quarter end.  Net income increased primarily due to a $3.7 million increase in foreign exchange gain and a decrease in income tax expense of $1.5 million.

In the fourth quarter of 2012, revenue increased as a result of higher silver equivalent ounces sold.  The net loss was primarily due to a decrease in gross profit of $2.5 million and an increase in tax expense of $2.4 million.

RESULTS OF OPERATIONS

Three months ended September 30, 2014

Sales quantities by metal for the three months ended September 30, 2014 and 2013 are as follows:

	Q3 2014			Q3 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	338,689	122,560	461,249	212,317	157,355	369,672
Gold (ounces)	3,670	61	3,731	3,477	102	3,579
Lead (tonnes)	-	183	183	-	271	271
Zinc (tonnes)	-	230	230	-	257	257
Silver equivalent ounces	558,870	153,888	712,758	422,866	198,487	621,353

Revenue related to contained metals in concentrates for the three months ended September 30, 2014 and 2013 is as follows:

(in CAD thousands)	Q3 2014			Q3 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$6,080	$2,321	$8,401	$5,400	$3,804	$9,204
Gold revenue	4,647	60	4,707	5,200	151	5,351
Lead revenue	-	428	428	-	603	603
Zinc revenue	-	604	604	-	593	593
Ore processing revenue and other	-	133	133	-	189	189
Smelting and refining charges	(843)	(566)	(1,409)	(643)	(984)	(1,627)
Mining duty on metal sales	(48)	(15)	(63)	-	-	-
Total revenue	$9,836	$2,965	$12,801	$9,957	$4,356	$14,313

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the periods ended September 30, 2014 and 2013 are as follows:

	Q3 2014	Q3 2013
Silver (USD/oz)	$18.85	$21.70
Gold (USD/oz)	$1,257.37	$1,354.14
Lead (USD/lb)	$1.00	$0.96
Zinc (USD/lb)	$1.06	$0.86
USD/CAD	0.8929	0.963
MXP/CAD	12.05	12.43
Note: the realized prices in this table do not take into consideration the revaluation or final adjustments made during the period.

For the three months ended September 30, 2014, the Company earned revenues of $12.8 million, compared to $14.3 million for the same period in 2013, a decrease of 11%.  This decrease is primarily the result of a decrease in average realized silver prices (US $18.85 compared to US $21.70) and average realized gold prices (US $1,257.37 compared to US $1,354.14).  These offset a 15% increase in sales volume on a silver equivalent ounce basis, a 7% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars, and a 13% reduction in smelting and refining charges which are netted against revenues.

Compared to the second quarter of 2014, revenues decreased 12%, primarily due to a decrease in the average realized price of silver, which included a $0.9 million negative revaluation adjustment to account for the decline in metal prices at the end of the quarter.  The Company accounts for mark-to-market price adjustments for prevailing metal prices at the end of the each quarter, on concentrate shipment which are still subject to final settlement.  This more than offset the revenue impact of a 7% increase in metal sales on a silver equivalent ounce basis and the impact of the appreciation of the US dollar against the Canadian dollar.

GMC revenues decreased 1% compared to the third quarter of 2013 despite a 32% increase in metal sales on a silver equivalent ounce basis and favourable movement in foreign exchange rates, as decreases in the average realized silver and gold prices more than offset the increased metal sales volume and the impact of the favorable foreign exchange movements.  Revenues at Topia decreased 32% due to a 22% decrease in silver equivalent ounce sales compounded by the decrease in the silver price discussed above.  Silver equivalent ounce sales were down despite an increase in production due to delayed shipments of concentrates which is not expected to recur.

GMC revenues decreased 5% compared to the second quarter of 2014 due to a decrease in average realized gold and silver prices and related revaluation adjustments.  Revenues for Topia decreased 28% compared to the second quarter of 2014 due to the decrease in both metal sales and metal prices described above.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q3 2014	Q3 2013	% Change	Q2 2014	% Change
Revenue	$12,801	$14,313	-11%	$14,465	-12%
Cost of sales:
Production costs (cost of sales before non-cash items)1	9,883	8,780	13%	12,038	-18%
Amortization and depletion	4,296	2,763	55%	3,911	10%
Share-based payments	143	125	14%	45	218%
Total cost of sales	14,322	11,668	23%	15,994	-10%
Gross profit (loss)	$(1,521)	$2,645	-158%	$(1,529)	-1%
Gross profit (loss) %	-12%	18%		(11%)
Add:
Amortization and depletion	$4,296	$2,763	55%	$3,911	10%
Share-based payments	143	125	14%	44	218%
Gross profit before non-cash items1	$2,918	$5,533	-47%	$2,426	20%
Gross profit before non-cash items %	23%	39%		17%

Cost of sales before non-cash items increased by 13% compared to the third quarter of 2013 due primarily to a 15% increase in sales volume on a silver equivalent ounce basis and was partially offset by a 13% reduction in unit production costs.  Cash cost increased despite the decrease in unit production costs and lower smelting and refining charges due to the lower by-product credits as a result of lower gold production and lower realized gold prices.

The 18% decrease in cost of sales before non-cash items compared to the second quarter of 2014 is primarily a function of a 30% decrease in unit production cost, which offset a 7% increase in metal sales volume on a silver equivalent ounce basis.

1
The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document.  Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.  As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

Gross profit before non-cash items decreased to $2.9 million in the third quarter of 2014 compared to $5.5 million in the third quarter of 2013, primarily as a result of the 11% decrease in revenues and the 13% increase in cost of sales noted above.

Gross profit before non-cash items increased 20% in the third quarter of 2014 compared to the second quarter of 2014 primarily due to the 18% decrease in cost of sales noted above.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased from $2.8 million in the third quarter 2013 to $4.3 million in the third quarter 2014.  This was due to a reduction of the Measured and Indicated (“M&I”) resource at Guanajuato based on the updated NI 43-101 Resource report issued in December 2013, the ongoing additions to mineral properties, plant and equipment, and the 15% increase in sales on a silver equivalent ounce basis.  The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

Amortization and depletion relating to cost of sales increased 10% compared to the second quarter of 2014 primarily due to an increase in metal sales on an Ag eq oz basis.

Gross loss was $1.5 million in the third quarter of 2014 compared to a gross profit of $2.6 million in the third quarter of 2013.  The change is due to the decrease in revenues of $1.5 million and increase in cost of sales by $2.6 million as a result of the factors discussed above.

(in CAD thousands)	Q3 2014	Q3 2013	% Change	Q2 2014	% Change
General & administrative (G&A) expenses	$1,476	$1,800	-18%	$1,854	-20%
Exploration & evaluation (E&E) expenses	864	497	74%	535	61%
Finance and other (income) expense	(2,567)	3,128	-182%	2,958	-187%
Income tax expense (recovery)	(324)	(1,257)	-74%	(2,194)	-85%
Net loss for the period	$(970)	$(1,523)	-36%	$(4,492)	-78%

G&A expenses were $1.5 million for the third quarter of 2014 compared to $1.8 million for the same period in 2013.  The decrease reflects the timing of certain G&A expenditures incurred in Mexico.  This also explains the decrease compared to the second quarter of 2014.

E&E expenses were $0.9 million for the third quarter of 2014 compared to $0.5 million for the same period in 2013.  The increase is primarily due to $0.3 million of San Ignacio development expenditures incurred in the third quarter of 2014, while there were no such expenditures in the third quarter of 2013.  The Company made the decision to begin development of San Ignacio based on internal economic assessments and began development late in 2013, with commercial production commencing in June 2014.  The Company’s decision to enter into production at San Ignacio Mine was not based on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines.  As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the San Ignacio mine or the costs of such recovery.  As the GMC does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of these operations.  Ongoing development expenditures for San Ignacio continued to be expensed as the project does not meet the criteria for capitalization under IFRS.

Finance and other income was $2.6 million for the third quarter of 2014, compared to expenses of $3.1 million for the same period in 2013.  The change is primarily attributed to $0.5 million in insurance proceeds and a foreign currency gain of $2.1 million recognized in the third quarter of 2014 due mainly to the strengthening of the US dollar compared to the Canadian dollar.  This compared to a foreign currency loss of $3.5 million in the third quarter of 2013.  Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The increase in finance and other income compared to the second quarter of 2014 is due to a foreign currency gain of $2.1 million recognized in the third quarter of 2014, compared to a foreign currency loss of $2.8 million in the second quarter of 2014.  In addition, $0.5 million in insurance proceeds was recognized in the third quarter of 2014.

The Company recorded an income tax recovery of $0.3 million for the third quarter of 2014 compared to a recovery of $1.3 million in the third quarter of 2013, a decrease of 74%.  The income tax recovery comprised  $0.1 million in current income tax expense and a $0.2 million deferred tax recovery.  The net recovery realized during the third quarter of 2014 relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.  The Mexican subsidiary is able to deduct mine development costs immediately; however, the deduction of these items for tax purposes creates a deferred tax liability as the costs are capitalized for accounting purposes.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

The net loss for the third quarter of 2014 was $1.0 million compared to net loss of $1.5 million in the comparative quarter of 2013.  The decrease in net loss is attributable to the $0.3 million reduction in G&A expenses and the $5.7 million increase in finance and other income.  These were partially offset by the $4.2 million decrease in gross profit, the $0.4 million increase in E&E expenses, and a $0.9 million decrease in income tax recovery.

The $3.5 million decrease in net loss of compared to the second quarter of 2014 is attributable to the $0.4 million reduction in G&A expenses and the $5.3 million increase in finance and other income.  These were partially offset by the $0.3 million increase in E&E expenses and a $1.9 million decrease in income tax recovery.

Adjusted EBITDA was $1.3 million for the third quarter of 2014, compared to adjusted EBITDA of $3.9 million for the same period in 2013.  The decrease in Adjusted EBITDA primarily reflects the
$2.6 million decline in gross profit before non-cash items and higher E&E expenses, offset by lower G&A expenses.

Adjusted EBITDA increased from $0.2 million in the second quarter of 2014 due to a $0.4 increase in gross profit before non-cash items, a $0.5 million reduction in G&A expenses, $0.5 million in insurance proceeds, offset by a $0.4 million increase in E&E expenses.

Nine months ended September 30, 2014

Sales quantities by metal for the nine months ended September 30, 2014 and 2013 are as follows:

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	776,518	418,321	1,194,839	673,857	442,476	1,116,333
Gold (ounces)	10,475	249	10,724	9,023	333	9,356
Lead (tonnes)	-	759	759	-	764	764
Zinc (tonnes)	-	780	780	-	943	943
Silver equivalent ounces	1,404,998	536,261	1,941,259	1,217,158	573,657	1,790,815

Revenue related to contained metals in concentrates for the nine months ended September 30, 2014 and 2013 are as follows:

(in CAD thousands)	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$16,394	$8,939	$25,333	$15,183	$10,621	$25,804
Gold revenue	14,387	328	14,715	12,686	485	13,171
Lead revenue	-	1,666	1,666	-	1,654	1,654
Zinc revenue	-	1,975	1,975	-	1,824	1,824
Ore processing revenue and other	-	558	558	-	511	511
Smelting and refining charges	(1,942)	(1,971)	(3,913)	(1,970)	(2,877)	(4,847)
Mining duty on metal sales	(135)	(53)	(188)	-	-	-
Total revenue	$28,704	$11,442	$40,146	$25,899	$12,218	$38,117

The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and the Mexican peso for the periods ended June 30, 2014 and 2013 are as follows:

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Silver (USD/oz)	$19.56	$24.33
Gold (USD/oz)	$1,279.63	$1,441.21
Lead (USD/lb)	$0.97	$0.98
Zinc (USD/lb)	$0.97	$0.88
USD/CAD	0.914	0.977
MXP/CAD	11.98	12.39
Note: the realized prices in this table do not take into consideration the revaluation or final adjustments made during the period.

For the nine months ended September 30, 2014, the Company earned revenues of $40.1 million, compared to $38.1 million for the same period in 2013, an increase of 5%.  This increase is the result an 8% increase in sales volume on a silver equivalent ounce basis (due to a 10% increase in production), a 7% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars, and a reduction in smelting and refining charges.  These factors offset decreases in average realized silver prices (US $19.56 compared to US $24.33) and average realized gold prices (US $1,279.63 compared to US $1,441.21), which would have otherwise reduced revenue.

The 11% increase in GMC revenue was due to a 15% increase in silver equivalent ounces sold and favourable foreign exchange movements, which offset the decline in average realized metal prices.  Revenue at Topia decreased 6% primarily due to the 6% decrease in silver equivalent ounces sold and the decrease in average realized silver price.  These factors were partially offset by favourable foreign exchange movements.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% Change
Revenue	$40,146	$38,117	5%
Cost of sales:
Production costs (cost of sales before non-cash items)1	31,530	29,705	6%
Amortization and depletion	11,841	8,936	33%
Share-based payments	243	361	-33%
Total cost of sales	43,614	39,002	12%
Gross profit (loss)	$(3,468)	$(885)	292%
Gross profit (loss) %	-9%	-2%
Add:
Amortization and depletion	11,841	8,936	33%
Share-based payments	243	361	-33%
Gross profit before non-cash items1	$8,616	$8,412	2%
Gross profit before non-cash items %	21%	22%

Cost of sales before non-cash items increased 6% to $31.5 million for the nine months ended September 30, 2014, compared to $29.7 million in the same period of 2013.  Approximately $2.4 million of the increase is attributable to the 8% increase in sales volume on a silver equivalent ounce basis.  This was partially offset by a slight decrease in unit production costs when compared to the prior year.

Gross profit before non-cash items remained relatively constant, increasing only 2% primarily as a result of the 5% increase in revenues.

Amortization and depletion increased due to a reduction of the Measured and Indicated resource at Guanajuato based on the updated NI 43-101 Resource report issued in December 2013, the ongoing additions to mineral properties, plant and equipment, and the increase in sales on a silver equivalent ounce basis.  The reduction of the resource has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

For the nine months ended September 30, 2014, gross loss increased to $3.5 million compared to $0.9 million in the comparative period in 2013, primarily due to the increase in amortization and depletion of $2.9 million.

1	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

(in CAD thousands)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% Change
General & administrative (G&A) expenses	$5,027	$6,329	-21%
Exploration & evaluation (E&E) expenses	3,016	2,092	44%
Finance and other (income) expense	(2,956)	(1,322)	124%
Income tax expense (recovery)	(2,489)	(2,615)	-5%
Net loss for the period	$(6,066)	$(5,369)	13%

G&A expenses decreased $1.3 million which reflects the impact of cost reductions initiated in 2013.  In addition, G&A expenses for the comparative period of 2013 reflected the impact of non-recurring severance costs incurred in the second quarter of 2013.

E&E expenses increased $1.0 million primarily due to the addition of San Ignacio development expenditures of $1.7 million after the start of construction and development in the fourth quarter of 2013.   This was partly offset by a reduction in drilling costs due to a surface drill program at El Horcon in 2013 which did not recur in 2014.  The Company made the decision to begin development of San Ignacio based on internal economic assessments and began development late in 2013 and commercial production commenced in June 2014.  Ongoing development expenditures for San Ignacio continued to be expensed as the project does not meet the criteria for capitalization under IFRS.

Finance and other income increased $1.6 million as a result of foreign exchange gains which increased $2.5 million.  This was partly offset by expenditures associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014.  Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company funds its Mexican subsidiaries through Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

Net income tax recovery decreased $0.1 million during the first nine months of 2014, to $2.5 million.  The net recovery realized during 2014 relates to significant pre-tax losses by the Company’s operations in Mexico recognized in the period.  The Mexican subsidiary is able to deduct mine development costs immediately; however, the deduction of these items for tax purposes creates a deferred tax liability as the costs are capitalized for accounting purposes.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the first nine months of 2014 was $6.1 million, compared to a net loss of $5.4 million for the same period in 2013.  The increase in net loss is due to the $2.6 million increase in gross loss, $1.0 million increase in E&E expenses and a $0.1 million decrease in income tax recovery.  These factors were offset by a $1.3 million decrease in G&A expenses and $1.6 million increase in finance and other income.

Adjusted EBITDA was $0.9 million for the first nine months of 2014, compared to adjusted EBITDA of $1.1 million for the comparative period of 2013.  The decrease in adjusted EBITDA is attributed to a $1.1 million increase in E&E expenses and the losses and expenditures associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014 (net of insurance proceeds received).  These factors were partly offset by the $0.2 million improvement in gross profit excluding non-cash items and the $1.3 million reduction in G&A expenses.

OUTLOOK

The Company expects to meet its guidance of 3.0 to 3.1 million silver equivalent ounces for the 2014 fiscal year, based on the production outlook for the final quarter of 2014.  The Company’s production for the nine months ended September 30, 2014 was 2,276,784 Ag eq oz, representing an increase of 10% over the same period in the prior year.

Cash cost for the nine months ended September 30, 2014 was US $12.90 per silver payable ounce.  The Company expects its cash cost for the 2014 fiscal year to be within the guidance range of US $12.00 – US $13.00.  Cash cost for the third quarter of 2014 was US $10.91 which was a decrease from the first half of 2014.  This was primarily the result of grade improvement at Guanajuato which is expected to be maintained in the fourth quarter.

The Company is also maintaining its guidance for AISC and AIC shown in the table below.  AISC was US$19.95 per silver payable ounce in the third quarter of 2014 which represents a significant reduction in AISC from the first half of the year.  The Company expects AISC in the fourth quarter to again be meaningfully lower than in the first half of 2014.

2014 Production and cash cost guidance	YTD September 30, 2014	2013 Actual	2014 Guidance Range
Total silver equivalent ounces	2,276,784	2,840,844	3,000,000 – 3,100,000
Cash cost per silver payable ounce (USD)1	$12.90	$13.45	$12.00 – $ 13.00
AIC (USD)1	$24.04	$27.44	$22.00 – $ 24.00
AISC (USD)1	$22.73	$26.26	$21.00 – $ 23.00

Capital expenditures were $6.4 million for the nine months ended September 30, 2014 and the Company is maintaining its expectation to be at the lower end of its guidance of $10 to $13 million in capital expenditures for the year.  Capital expenditures during the final quarter of 2014 will focus on continued mine development and diamond drilling at both the GMC and Topia, rehabilitation of the Cata shaft at Guanajuato, and the acquisition of new mining and plant equipment.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost per silver payable ounce, all-in sustaining cost (“AISC”), all-in cost (“AIC”), gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section.  The Company employs these measures internally to measure its operating and financial performance and to assist in business decision-making.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance.  As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, its use of these measures may not be directly comparable to similarly titled measures used by others.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1	Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures. Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

Cash cost per silver payable ounce

The Company uses the non-IFRS measure of cash cost per silver payable ounce to manage and evaluate operating performance at each of its mines.  It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Cash costs, net of by-product revenues, are calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges.  By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management of the Company believes that the Company’s ability to control the cash cost per silver payable ounce is one of its key performance indicators of results of operations.  Having low cash cost per silver payable ounce facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.  The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process.  Accordingly, gold, zinc and lead produced from operations are considered by-products.  As a result, the Company’s non-IFRS cost performance measures are disclosed on a per silver payable ounce basis.  When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver payable ounce and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided below.  A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

Reconciliation of cash cost per silver payable ounce

For the three months ended September 30, 2014:

(in thousands, except ounces and amounts per ounce)	GMC		Topia		Consolidated
	Q3 2014	Q3 2013	Q3 2014	Q3 2013	Q3 2014	Q3 2013
CAD production costs	$7,188	$5,418	$2,694	$3,370	$9,882	$8,788
Smelting and refining	843	643	566	984	1,409	1,627
Cost of custom milling	-	-	(60)	(73)	(60)	(73)
CAD cash operating costs	$8,031	$6,061	$3,200	$4,281	$11,231	$10,342
CAD gross by-product revenue1
Gold by-product revenue	(4,647)	(5,200)	(61)	(152)	(4,708)	(5,352)
Zinc by-product revenue	-	-	(604)	(593)	(604)	(593)
Lead by-product revenue	-	-	(428)	(603)	(428)	(603)
CAD cash operating costs net of by-product revenue	$3,384	$861	$2,107	$2,933	$5,491	$3,794
USD cash operating costs net of by-product revenue	$3,092	$832	$1,939	$2,825	$5,031	$3,657
Silver payable ounces sold	338,689	212,317	122,560	157,355	461,249	369,672
Cash cost per silver payable ounce net of by-product revenues (USD)	$9.13	$3.92	$15.82	$17.95	$10.91	$9.89

For the nine months ended September 30, 2014:

(in thousands, except ounces and amounts per ounce)	GMC		Topia		Consolidated
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30 2013	Sep 30, 2014	Sep 30, 2013
CAD production costs	$22,184	$19,701	$9,346	$10,029	$31,530	$29,730
Smelting and refining	1,942	1,970	1,971	2,877	3,913	4,847
Cost of custom milling	-	-	(221)	(192)	(221)	(192)
CAD cash operating costs	$24,126	$21,671	$11,096	$12,714	$35,222	$34,385
CAD gross by-product revenue1
Gold by-product revenue	(14,387)	(12,686)	(328)	(486)	(14,715)	(13,172)
Zinc by-product revenue	-	-	(1,975)	(1,824)	(1,975)	(1,824)
Lead by-product revenue	-	-	(1,666)	(1,654)	(1,666)	(1,654)
CAD cash operating costs net of by-product revenue	$9,739	$8,985	$7,127	$8,750	$16,866	$17,735
USD cash operating costs net of by-product revenue	$8,897	$8,807	$6,516	$8,550	$15,413	$17,357
Silver payable ounces sold	776,518	673,857	418,321	442,477	1,194,839	1,116,333
Cash cost per silver payable ounce net of by-product revenues (USD)	$11.46	$13.07	$15.58	$19.32	$12.90	$15.55

All-in cost and all-in sustaining cost

AIC and AISC are non-IFRS measures and have been calculated based on World Gold Council (“WGC”) guidance released in 2013.  The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements.  The Company believes that the disclosure of these measures provides broader measures of the cost of producing an ounce of silver at its operations as these include capital expenditures, G&A costs, and other costs not commonly included in the cost of production.

1	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges. The by-product revenues attributable to each by-product metal are included.

AIC starts with cash cost net of by-product revenues and adds (i) G&A expenditures inclusive of share-based payments, (ii) accretion of reclamation and remediation costs, (iii) E&E expenses, (iv) sustaining and non-sustaining mine development costs and (v) capital expenditures related to both sustaining and non-sustaining activities.  Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in a material increase in the life of assets, future earnings, or improvements in recovery or grade, as well as those costs required to improve or enhance assets to minimum standards for reliability, environmental and safety requirements over the planned life of the mine.Non-sustaining expenditures are those costs which are expected to materially increase the life of assets, resources or reserves, materially increase earnings, increase productive capacity or output or significantly improve recoveries and grade.

The following table reconciles cash operating costs net of by-product revenue to AIC for the three months ended September 30, 2014:

(in thousands, except ounces and amounts per ounce)	GMC		Topia		Consolidated
	Q3 2014	Q3 2013	Q3 2014	Q3 2013	Q3 2014	Q3 2013
CAD Cash operating costs net of by-product revenue	$3,385	$862	$2,107	$2,934	$5,492	$3,796
G&A costs inclusive of share-based payments	1,153	1,279	461	525	1,614	1,804
Accretion of reclamation and remediation costs	9	5	19	7	28	12
E&E costs	788	1,387	6	187	794	1,574
Mine development costs	1,073	1,288	291	116	1,364	1,404
Capital costs	655	622	266	183	921	805
CAD All-in costs	$7,063	$5,443	$3,150	$3,952	$10,213	$9,395
USD All-in costs	$6,464	$5,243	$2,895	$3,806	$9,359	$9,049
Silver payable ounces sold	338,689	212,317	122,560	157,355	461,249	369,672
USD AIC per silver payable ounce	$19.09	$24.70	$23.62	$24.18	$20.29	$24.48

The following table reconciles cash operating costs net of by-product revenue to AIC for the nine months ended September 30, 2014:

(in thousands, except ounces and amounts per ounce)	GMC		Topia		Consolidated
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
CAD Cash operating costs net of by-product revenue	$9,739	$8,985	$7,126	$8,751	$16,865	$17,736
G&A costs inclusive of share-based payments	3,369	3,927	1,768	1,826	5,137	5,754
Accretion of reclamation and remediation costs	36	14	68	21	105	35
E&E costs	2,887	4,321	26	849	2,913	5,170
Mine development costs	3,364	4,770	904	456	4,268	5,226
Capital costs	1,688	2,184	472	425	2,159	2,608
CAD All-in costs	$21,083	$24,201	$10,365	$12,328	$31,447	$36,530
USD All-in costs	$19,246	$23,683	$9,474	$12,051	$28,719	$35,734
Silver payable ounces sold	776,518	673,857	418,321	442,477	1,194,839	1,116,333
USD AIC per silver payable ounce	$24.78	$35.15	$22.65	$27.24	$24.04	$32.01

AlSC starts with AIC and deducts non-sustaining E&E costs and non-sustaining capital expenses.  Certain other cash expenses, amortization and depletion, tax payments, dividends and financing costs are not included in either AIC or AISC, per the WGC guidance.

Management believes that the AIC measure represents the aggregate costs of producing silver from current operations and also includes those costs currently being incurred to develop new operations which will ultimately grow and develop the Company.  The above costs can be reconciled to the Company’s condensed interim consolidated financial statements at September 30, 2014 as follows:

•	G&A costs, including share-based payments, from the statement of comprehensive income;
•	Accretion from the statement of comprehensive income included in other income (expense);
•	Non-sustaining E&E expenses are a subset of the total E&E expenses from the statement of comprehensive income;
•	Mine development and capital costs included within mineral properties, plant and equipment additions on the statement of financial position.

The following table reconciles AIC to AISC for the three months ended September 30, 2014:

(in thousands, except ounces and amounts per ounce)	GMC		Topia		Consolidated
	Q3 2014	Q3 2013	Q3 2014	Q3 2013	Q3 2014	Q3 2013
CAD All-in costs	$7,063	$5,442	$3,150	$3,951	$10,213	$9,394
Non-sustaining E&E costs	(168)	(178)	-	-	(168)	(178)
CAD All-in sustaining costs	$6,895	$5,264	$3,150	$3,951	$10,045	$9,216
USD All-in sustaining costs	$6,308	$5,071	$2,895	$3,806	$9,203	$8,877
Silver payable ounces sold	338,689	212,317	122,560	157,355	461,249	369,672
USD AISC per silver payable ounce	$18.63	$23.89	$23.62	$24.18	$19.95	$24.01

The following table reconciles AIC to AISC for the nine months ended September 30, 2014:

(in thousands, except ounces and amounts per ounce)	GMC		Topia		Consolidated
	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013	Sep 30, 2014	Sep 30, 2013
CAD All-in costs	$21,083	$24,201	$10,365	$12,328	$31,448	$36,529
Non-sustaining E&E costs	(1,718)	(1,096)	-	-	(1,718)	(1,096)
CAD All-in sustaining costs	$19,365	$23,105	$10,365	$12,328	$29,730	$35,433
USD All-in sustaining costs	$17,689	$22,610	$9,474	$12,051	$27,163	$34,661
Silver payable ounces sold	776,518	673,857	418,321	442,477	1,194,839	1,116,334
USD AISC per silver payable ounce	$22.78	$33.55	$22.65	$27.24	$22.73	$31.05

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property prior to it entering commercial production in June 2014 are non-sustaining as are any expenses incurred in respect of the Company’s El Horcon and Santa Rosa exploration projects. All development costs related to San Ignacio from June onward are considered sustaining.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which standard EBITDA is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the three and nine months ended September 30, 2014 and 2013 to the unaudited condensed interim consolidated financial statements:

(in CAD thousands)	Q3 2014	Q3 2013	Nine months ended Sep 30, 2014	Nine months ended Sep 30, 2013
Loss for the period	$(970)	$(1,523)	$(6,066)	$(5,369)
Income tax expense (recovery)	(323)	(1,257)	(2,489)	(2,615)
Interest income	(41)	(92)	(186)	(282)
Interest expense	28	13	105	35
Amortization and depletion of mineral properties, plant and equipment	4,371	2,850	12,077	9,149
EBITDA	3,065	(9)	3,441	918
Foreign exchange loss (gain)	(2,123)	3,549	(3,061)	(610)
Share-based payments	325	325	555	755
Adjusted EBITDA	$1,267	$3,865	$935	$1,063

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis.  These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and E&E expenses.  A reconciliation of gross profit and cost of sales before non-cash items is provided in the table found in the “Results of Operations” section.

LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

(in CAD thousands)	September 30, 2014	December 31, 2013	September 30, 2013
Cash and cash equivalents	$20,369	$21,760	$23,724
Short term investments	13	18	26
	$20,382	$21,778	$23,750
Net working capital	$35,287	$38,223	$35,904

At September 30, 2014, the Company had cash and cash equivalents of $20.4 million compared to

$21.8 million at December 31, 2013.  Cash decreased by $1.4 million from the end of 2013 primarily due to $6.4 million of capital expenditures incurred in the nine months ended September 30, 2014 which exceeded $3.8 million of cash generated from operating activities, $0.7 million in proceeds from the exercise of options, and $0.5 million related to favourable foreign currency translation on US dollar and Mexican peso cash deposits.

At September 30, 2014, the Company had working capital of $35.3 million compared to $38.2 million at December 31, 2013.  Working capital decreased by $2.9 million as cash and cash equivalents decreased $1.4 million (as described above), current assets (excluding cash) decreased $2.4 million, and trade and other payables decreased $0.9 million.

Operating activities

In the three months ended September 30, 2014, cash flow provided from operating activities was $3.9 million compared to $5.7 million in the three months ended September 30, 2013.  The decrease in cash flow provided from operating activities is primarily due to a $2.6 million decrease in gross profit before non-cash items and a $0.4 million increase in E&E expenses.  However, these decreases were partially offset by a $0.4 million increase in realized foreign exchange gains, a $0.3 million decrease in G&A, a $0.2 million increase in other income, a $0.1 million decrease in tax and interest payments and $0.1 million increase in change in non-cash working capital.

For the nine months ended September 30, 2014, cash flow provided by operating activities was $3.8 million compared to $8.3 million for the nine months ended September 30, 2013.  The decrease in cash flow provided by operating activities is primarily due to a $6.3 million reduction in changes in non-cash working capital and $0.9 million increase in E&E expenses.  These items were partially offset by a $0.2 million increase in gross profit before non-cash items, $1.2 million decrease in G&A expenses, $0.6 million increase in realized foreign exchange gains, $0.2 million decrease in tax and interest payments, and $0.4 million increase in other income.

Investing activities

For the quarter ended September 30, 2014, the Company had net cash outflows related to investing activities of $2.2 million compared to $3.3 million for the quarter ended September 30, 2013.  The decrease in investing activities was primarily related to the reductions of expenditures on mineral properties, plant and equipment.

For the nine months ended September 30, 2014, the Company had net cash outflows from investing activities of $6.4 million compared to $6.0 million in the comparative period.  The 2013 period included $5.1 million proceeds on the disposal of short-term investments received which partially offset the $10.9 million of mineral properties, plant and equipment expenditures.  Excluding these proceeds, there was a decrease in investing activities of $4.7 million primarily related to the planned reduction of expenditures on mineral properties, plant and equipment during 2014.

Financing activities

Cash flows provided by financing activities were $0.3 million for each of the quarters ended September 30, 2014 and September 30, 2013, and in each period represented proceeds from the exercise of stock options.

Cash flows provided by financing activities were $0.7 million for the nine months ended September 30, 2014, compared to $0.4 million for the nine months ended September 30, 2013.  The increase was entirely related to proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

In the third quarter of 2014, cash flows from operating activities were positive and exceeded capital expenditures, contributing to the increase in cash for the period.  However, net cash inflows from operating activities for the nine months ended September 30, 2014 were not sufficient to fund investing activities.  Nevertheless, the Company maintained a positive net working capital position to $33.1 million as at September 30, 2014.

The Company has no debt, other than trade and other payables, and no short-term credit facilities.  The Company believes that its capital resources are sufficient to continue its operating, development and exploration plans throughout 2014.  However, the Company may require access to additional capital in order to position the Company for additional expansion or development plans, or to undertake an acquisition.

The Company expects to be at the lower end of its guidance of $10 to 13 million for capital expenditures.  The Company’s operating cash flows are very sensitive to the price of silver and gold, and capital spending plans may be adjusted in response to fluctuations in cash flow.

Commitments

As of September 30, 2014, the Company had the following commitments:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years
Operating lease payments	$542	$114	$400	$28
Drilling services	1,095	1,095	-	-
Equipment purchases with third party vendors	61	61	-	-
Total commitments	$1,698	$1,270	$400	$28

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2014, $51,000 (December 31, 2013 - $28,000) was payable to Platoro Resource Corp. (“Platoro”), a company controlled by Mr. Archer.  A total of $127,000 (2013 - $110,000) was expensed for the three months ended September 30, 2014, and $336,000 (2013 - $360,000) for the nine months ended September 30, 2014, with respect to remuneration for services provided by Mr. Archer to the Company as its President and CEO.  Termination and change of control provisions are also provided for in the agreement with Platoro.

The Company’s directors received director fees of $90,000 (2013 - $54,000) for the three months ended September 30, 2014, and $219,000 (2013 - $145,000) for the nine months ended September 30, 2014, for their attendance at board and committee meetings, and the services they provided as directors.  The breakdown of these fees is shown in the table below.

(in CAD thousands)	Q3 2014	Q3 2013	Nine months ended Sep 30, 2014	Nine months ended Sep 30, 2013
Robert Garnett (Chair)	$26	$18	$69	$56
Jim Mullin	17	6	41	6
Ken Major	16	10	39	32
John Jennings	15	10	39	33
Jeffrey Mason	16	-	20	-
Geoff Chater	-	10	11	15
Dick Whittington	-	-		3
Total director fees	$90	$54	$219	$145

An amount of $102,000 (December 31, 2013 - $8,000) due from Cangold Limited, a company with two directors in common, was included in trade and other receivables.  A total of $58,000 (2013 - $30,000) was recognized as income for the three months ended September 30, 2014, and $118,000 (2013 - $143,000) for the nine months ended September 30, 2014, with respect to certain exploration and corporate secretarial services provided by the Company’s employees to Cangold Limited, as well as rent for shared office space.  Robert Archer and Ken Major served as board members of both Cangold Limited and Great Panther Silver Limited during the periods presented.

These transactions occurred in the normal course of operations, are measured at fair value, and were made on terms equivalent to those that prevail with arm’s length transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2013 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  The Company identified the following areas where revisions to estimates and assumptions have been made.

Useful lives of mineral properties, plant and equipment

Effective January 1, 2014, the Company applied a change in estimate to the units of production method for the amortization and depletion of its GMC mineral property assets.  The change in estimate is based on the consumption of the mines’ Measured and Indicated Resource base as at December 31, 2013 and applied prospectively under the requirements of IFRS.  The remaining assets at the GMC are amortized over their respective useful lives.  The GMC mineral property asset was previously depleted based on its estimated remaining life and management believes that the change to units of production is a more appropriate reflection of the planned mining activity going forwards into 2014.

The terms “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council.  The GMC’s mineral properties are depleted using the units-of-production method over 100% of the mine’s estimated Measured and Indicated Resources.  The Company believes the use of M&I Resources as the depletion base is appropriate since historical results support that the majority of Guanajuato’s production is from M&I Resources.  Inferred Resources or mineralized material outside the Mineral Resource are not included in the depletion base.  There is no risk-weighting involved in the inclusion of resources in the depletion base.

Carrying out drill programs for NI 43-101 purposes has proved challenging and costly due to the nature of the GMC, which is spread out over 4 km in distance over the 5 zones, and the Company has not established Proven and Probable Reserves for the complex.

Additional mine development costs are capitalized as part of mineral properties if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future.  A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.  Therefore, prior to capitalizing such costs, management determines that the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.

The Company estimates the remaining life of its Topia mineral property using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of the asset, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties and the Measured and Indicated Resource base.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

•           IAS 32 Financial Instruments: Presentation
•           IFRI 21 Levies
•           IAS 36 Impairment of assets

IAS 32 Financial Instruments: Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 Levies: In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax.  The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy.  The adoption of this standard had no impact on the Company’s condensed interim consolidated financial statements.

IAS 36: Impairment of assets: In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets.  The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable.  The amendment to IAS 36 does not have impact to the Company’s condensed interim consolidated financial statements.

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments.  IFRS 9 has two measu     rement categories for financial assets: amortized cost and fair value.  All equity instruments are measured at fair value.  A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest.  Otherwise it is at fair value through profit or loss.  The extent of the impact of adoption of the standard has not yet been determined.

The Company intends to adopt IFRS 15 Revenue from Contracts with Customers in its financial statements for the annual period beginning on January 1, 2017.  The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time.  The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.  The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at September 30, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$20,369	Carrying value	Concentration, credit, currency, interest rate
Marketable securities (1)	$13	Fair value through other comprehensive income	Exchange
Embedded derivatives	$(931)	Fair value through profit and loss	Commodity price
Trade and other receivables	$11,028	Fair value / Carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$5,624	Carrying value	Currency, liquidity
(1) Classified as short-term investments in the Company’s statement of financial position

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks from financial instruments.  Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 23 of the annual audited consolidated financial statements for the year ended December 31, 2013.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 139,541,040 common shares issued and 8,452,524 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.  The Company did not disclose management’s conclusions in respect of the Company’s ICFR in its MD&A for the year ended December 31, 2013 (the “Annual MD&A”). The Company confirms that the Company’s Chief Executive Officer and Chief Financial Officer each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by the Annual MD&A and the accompanying consolidated financial statements and concluded that the ICFR were effective as at December 31, 2013.  During the nine months ended September 30, 2014, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2014.  There have been no changes in the Company’s disclosure controls and procedures during the nine months ended September 30, 2014 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.  Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2014.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash-flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:

•	Plans and targets for exploration and development drilling in 2014 and beyond for each of the Company’s properties
•	Expectations of the Company’s silver equivalent ounce production 2014 (“production guidance”)
•	Guidance for cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce and all-in cost per silver payable ounce for 2014 (“cash cost guidance”)
•	Expectations that cash flow from operations along with current working capital will be sufficient to fund capital investment and development programs for 2014
•	Expectations for grade variability or improvement in grades at the Company’s mines
•	Capital expenditure forecasts for 2014
•	Expected cash flows from operations for 2014
•	Expectations of improvements at the GMC and Topia processing plants that will provide improved operational efficiencies
•
Expectations that the use of existing equipment and proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio and positively impact site production and cash cost

•	Expectations on the completion of work on an updated mineral resource estimate for Topia and the release of an updated technical report in the first quarter of 2015
•	Expectations on the completion of an updated mineral resource estimate for GMC before the end of 2014 and the subsequent release of an updated technical report in the first quarter of 2015
•	Expectations on the completion of San Ignacio drill program and the subsequent release of an updated mineral resource estimate scheduled in the first quarter of 2015
•
Expectations to apply for the necessary government permits to allow further exploration and development at El Horcon by the end of the fourth quarter and expectations that approval could take an additional six months

•
Expectations to reinstate the remaining two mineral claims at the El Horcon Project in early 2015; and expectation to perform exploration drilling at the El Horcon project should the current metal price environment improve

•	Improvements in safety due to implementation of additional procedures to prevent recurring accidents at any of our operations

•	The Company’s objective to acquire additional mines or projects in the Americas

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.  Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A.  The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws.  Readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities.  Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.  It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States.  The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.